# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hess Midstream LP, CIK 0001789832
CUSIP: 428103105
Title of class of securities: Class A Shares
Address of issuer's principal executive offices: 1501 MCKINNEY STREET, HOUSTON, Texas (TX), 77010
Date of event which requires filing of this statement: 05/05/2025
Filed by CIK 0002052113
Persons authorized to receive notices and communications: Julie Ashworth, BlackRock, Inc., 50 Hudson Yard, New York, New York (NY), 10001, (212) 810-5800

## Reporting persons
- BlackRock Portfolio Management LLC (CIK 0002052113): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 18,731,641; shared voting power 0; sole dispositive power 18,731,641; shared dispositive power 0; aggregate amount beneficially owned 18,731,641 (13.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Shares
Name of issuer: Hess Midstream LP
Address of issuer's principal executive offices: 1501 MCKINNEY STREET, HOUSTON, Texas (TX), 77010
Comment: This Amendment No. 4 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on January 30, 2025 (as amended, the "Schedule 13D"), relating to the Class A Shares representing limited partner interests (the "Class A Shares") of Hess Midstream LP, a Delaware limited partnership (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D. Amendment No. 4 amends and restates Amendment No. 3 in order to file Annex A as an exhibit, which was inadvertently omitted from Amendment No. 3.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

As of May 5, 2025, BPM has been designated authority to file this Amendment No. 4 with respect to a total of 147,238 Class A Shares beneficially owned by the Reporting Advisory Subsidiaries, which were acquired for an aggregate purchase price of $5,048,874. Such acquisitions were made for investment purposes with available funds of the applicable client accounts in the ordinary course of business of the Reporting Advisory Subsidiaries. Transactions made for investment purposes in the ordinary course of business of the Reporting Advisory Subsidiaries are undertaken solely for the benefit of the applicable client account and are independent from the strategic relationship with and investment in the Issuer made by the GIP Entities for their own accounts.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

May 2025 Repurchase Agreement

On May 5, 2025, the Issuer, Hess Midstream Operations LP ("HESM Opco"), Hess Investments North Dakota LLC ("Hess Investments") and Blue Holding entered into a Unit Repurchase Agreement (the "May 2025 Repurchase Agreement"), pursuant to which HESM Opco agreed to purchase from Hess Investments and Blue Holding 2,038,956 and 3,112,886 Opco Class B Units, respectively (the "Repurchased Units"), for an aggregate purchase price of approximately $190 million, or $36.88 per unit (the "May 2025 Repurchase Transaction"). Pursuant to the terms of the May 2025 Repurchase Agreement, immediately following the closing of the May 2025 Repurchase Transaction, HESM Opco will cancel the Repurchased Units, and the Issuer will cancel, for no consideration, an equal number of Class B Shares held by Hess Investments and Blue Holding, respectively, in accordance with Section 5.5(e) of the Amended Opco Partnership Agreement.

The above description of the May 2025 Repurchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit hereto and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover page to this Schedule 13D is incorporated by reference into this Item 5.

The beneficial ownership set forth herein is based on 116,778,607 Class A Shares outstanding as of May 5, 2025 plus 17,686,403 Class B units beneficially owned by the GIP Entities and convertible at any time into Class A Shares on a one-to-one basis.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover page to this Schedule 13D is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: Annex A, attached hereto, sets forth the transactions that were effected by the Reporting Business Units in the Class A Shares during the 60-day period ended May 5, 2025. The transactions in the Class A Shares described on Annex A were effected on securities exchanges unless otherwise indicated therein.
Other persons with the right to receive dividends or sale proceeds: Except for investment advisory clients of the Reporting Business Units, who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Class A Shares, no other person is known by BPM to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Class A Shares that may be beneficially owned by the Reporting Business Units.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the May 2025 Repurchase Agreement and is incorporated herein by reference. A copy of such agreement is attached as an exhibit hereto and incorporated herein by reference.

As of May 5, 2025, accounts managed by the Reporting Business Units have entered Long Derivative Agreements in the form of cash-settled swaps with respect to 17,700 Class A Shares (representing economic exposure to less than 0.1% of the total issued and outstanding Class A Shares as of the date of this filing). The Long Derivative Agreements provide such holder with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Class A Shares that are the subject of the Long Derivative Agreements. BPM and the Reporting Business Units hereby expressly disclaim beneficial ownership of the Class A Shares that are the subject of the Long Derivative Agreements. The counterparties to the Long Derivative Agreements are unaffiliated third-party financial institutions. In addition, accounts managed by the Reporting Business Units have entered into Short Derivative Agreements in the form of cash-settled swaps with respect to 142,277 Class A Shares (representing economic exposure to approximately 0.1% of the total issued and outstanding Class A Shares as of the date of this filing). The Short Derivative Agreements provide such holder with economic results that are opposite to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Class A Shares that are the subject of the Short Derivative Agreements. BPM and the Reporting Business Units hereby expressly disclaim beneficial ownership of the Class A Shares that are the subject of the Short Derivative Agreements. The counterparties to the Short Derivative Agreements are unaffiliated third-party financial institutions.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships between BPM and any other person with respect to any securities of the Issuer or among the Reporting Business Units, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies (other than the transfer of voting rights with respect to the Class A Shares that are loaned out in the ordinary course of certain Reporting Business Units' securities lending programs).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 24: Unit Repurchase Agreement, dated as of May 5, 2025, by and among Hess Midstream Operations LP, Hess Midstream LP, Hess Investments North Dakota LLC and GIP II Blue Holding, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on May 7, 2025)

Annex A

## Signatures
- BlackRock Portfolio Management LLC: /s/ Julie Ashworth, Julie Ashworth, Attorney-in-Fact (05/07/2025)